Exhibit 21.1
SUBSIDIARIES OF THE REGISTRANT

Strive, Inc.'s subsidiaries as of March 17, 2026 are included below:

Subsidiary	State of Organization
Strive Enterprises, Inc.	Ohio
Strive Asset Management, LLC	Ohio
Strive Operating, LLC	Ohio
Clinivanta, LLC	Delaware
Semler Scientific, Inc.	Delaware
CardioVanta, Inc.	Delaware